Exhibit 4.1

EQUITY INTEREST TRANSFER AGREEMENT

This Equity Interest Transfer Agreement (Agreement) is made on January 18, 2007 in Beijing, the People’s Republic of China (the PRC).

AMONG

(1)
BEIJING YUCHENG TECHNOLOGIES COMPANY LIMITED, a company with limited liability established and existing pursuant to the laws of the PRC whose principal business office is at 3rd Floor, Tower B, Beijing Financial Trust Building, 5 Anding Road, Chaoyang District, Beijing, the PRC (Beijing Yucheng);

(2)
BEIJING RUISENKE INFORMATION TECHNOLOGY COMPANY LIMITED, a company with limited liability established and existing pursuant to the laws of the PRC whose registered office is at Room 208A, Zhongchen Building, No.1, Road 2, Middle of Li Ze, Chaoyang District, Beijing, the PRC (Beijing RSK); and

(3)
BEIJING SUNRISK INFORMATION TECHNOLOGY COMPANY LIMITED, a company with limited liability established and existing pursuant to the laws of the PRC whose registered office is at No.306, Building 2, No.B6, Fuxing Road, Haidian District, Beijing, the PRC ( Beijing Sunrisk).

Beijing Yucheng, Beijing RSK, and Beijing Sunrisk are referred to as the Parties, and each a Party.

WHEREAS

(1)
Beijing Sunrisk provides consultants, training, products and services for management information and treasury management/risk management systems of financial industry in the PRC. The registered capital of Beijing Sunrisk is one million Renminbi yuan (RMB 1,000,000), the sole shareholder of which is Beijing RSK.

(2)
Beijing Yucheng provides information services to customers in the banking and financial services industry in the PRC and proposes to purchase all of the equity interest of Beijing Sunrisk held by Beijing RSK.

IT IS AGREED as follows:

Article 1 Equity Interest Transfer

1.1
Beijing Yucheng shall purchase the entire equity interest of Beijing Sunrisk from Beijing RSK subject to the terms and conditions of this Agreement, and Beijing RSK shall sell to Beijing Yucheng the equity interest aforesaid. Upon completion of such transfer, Beijing Yucheng shall become the sole shareholder of Beijing Sunrisk, holding 100% of the equity interest of Beijing Sunrisk.

1.2
After completing the equity interest transfer, the current shareholder(s) and actual controllers of Beijing RSK and current major management and technology officers of Beijing Sunrisk shall continue to be employed by Beijing Sunrisk for a period of not less than two (2) years.

1.3	The aggregate purchase price for the equity interest shall be forty five million Renminbi yuan (RMB 45,000,000) (Purchase Price).

1.4
Unless otherwise provided by this Agreement, the closing of the purchase and sale of equity interest contemplated by this Agreement (Closing) and registration with the Administration for Industry and Commerce (AIC) shall be consummated no later than March 31, 2007.

Article 2 Payment of the Purchase Price

2.1
Payment. Beijing Yucheng shall pay forty five million Renminbi yuan (RMB 45,000,000) to Beijing RSK in three installments within eighteen (18) months after the date of signed, of which payment arrangement shall be as follows:

(1)
Beijing Yucheng shall pay 55% of the Purchase Price, equal to twenty four million seven hundred and fifty thousand Renminbi yuan (RMB 24,750,000), to Beijing RSK before the signing of this Equity Interest Transfer Agreement (Agreement). If the conditions to this agreement are not satisfied, Beijing RSK is obligated to return all the funds representing payments hereunder to Beijing Yucheng.

(2)
Beijing Yucheng shall pay 21.67% of the Purchase Price, equal to nine million seven hundred fifty thousand Renminbi yuan (RMB 9,750,000) to Beijing RSK after Beijing Sunrisk reaches or exceeds business objectives of 2006, which is Beijing Sunrisk net profit after taxes in 2006 of five million Renminbi yuan (RMB 5,000,000) under US GAAP. If Beijing Sunrisk fails to reach business objectives of 2006, Beijing Yucheng shall pay to Beijing RSK the amount calculated as follows:

(RMB 9,750,000)× (actual net profit after taxes /business objectives of 2006)

Financial audit of Beijing Sunrisk in the year of 2006 and the payment stipulated under Article 2.1 (1) shall be consummated no later than February 28, 2007.

(3)
Beijing Yucheng shall pay 23.33% of Purchase Price, equal to ten million five hundred thousand Renminbi yuan (RMB 10,500,000) to Beijing RSK after Beijing Sunrisk reaches or exceeds business objectives of 2007, which is Beijing Sunrisk net profit after taxes for 2007 of nine million Renminbi yuan (RMB 9,000,000) under US GAAP. If Beijing Sunrisk fails to reach business objectives of 2007, Beijing Yucheng shall pay to Beijing RSK the amount calculated as follows:

(RMB 10,500,000)× (actual net profit after taxes /business objectives of 2007)

Financial audit of Beijing Sunrisk in the year of 2007 and the payment stipulated under Article 2.1 (2) shall be consummated no later than March 31, 2008.

Article 3 No Other Negotiation Clause

From the effective date of the Agreement until the termination of this Agreement, neither Beijing RSK nor Beijing Sunrisk shall propose any negotiation, enter into any memorandum or agreement providing for any acquisition by any other third party of any capital stock or any part of the assets of Beijing Sunrisk or cooperation with any other third party related to any capital stock or any part of the assets of Beijing Sunrisk. If Beijing RSK or Beijing Sunrisk fails to perform this No Other Negotiation Clause, it shall be liable to Beijing Yucheng.

Article 4 Confidentiality

The Parties hereby consent and guarantee that unless stipulated by mandatory provisions of laws and regulations of the PRC or required by judicial departments, each Party may not disclose any content of this Agreement or confidential information of other Party received from the execution and performance of this Agreement to any other individuals or legal persons without prior permission of other Party.

Article 5 Applicable Law and Settlement of Disputes

The validity, interpretation, implementation and disputes resolution of this Agreement shall be governed by the laws and regulations of the PRC. All disputes arising from the performance of this Agreement shall be settled through friendly negotiations. Should no settlement be reached, dispute shall then be submitted for litigation in court with jurisdiction. Beijing Yucheng and Beijing RSK shall perform this Agreement other than disputed terms before settlement.

Article 6 Effective Date of Agreement

This Agreement shall become effective upon being signed by the legal representative or authorized representative of Parties and shall be binding to each Party thereafter.

Article 7 Versions

This Agreement is executed in Chinese and English versions. Both versions are legally binding. In case of any conflicts, Chinese version shall prevail. Beijing Yucheng, Beijing RSK and Beijing Sunrisk collectively, each hold one (1) original Chinese and English copy.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BEIJING YUCHENG TECHNOLOGIES COMPANY LIMITED

By: /s/ Weidong Hong
Name: Weidong Hong Title: CEO

BEIJING RUISENKE INFORMATION TECHNOLOGY COMPANY LIMITED

By: /s/ Yumin Wang
Name: Yumin Wang Title: CEO

BEIJING SUNRISK INFORMATION TECHNOLOGY COMPANY LIMITED

By: /s/ Xi Wang
Name: Xi Wang Title: CEO